Exhibit 99.1

Radware Schedules Conference Call for Its Second Quarter 2026

Earnings

TEL AVIV, Israel, July 6, 2026 — Radware® (NASDAQ: RDWR), a global leader in AI and application security and delivery solutions for multi-cloud environments, will announce its second quarter 2026 financial results on Wednesday, July 29, 2026.

Conference Call Details

Radware management will host a conference call on Wednesday, July 29, 2026, at 8:30 a.m. EDT to discuss the company’s second quarter 2026 results, as well as its outlook for the third quarter of 2026.

Investors are invited to join the call by registering via the following link: Q2 2026 earnings call registration link.

A replay of the call will be available within approximately 24 hours of the live event on the Investors section of Radware’s website at: https://www.radware.com/ir/financial-reports/.

About Radware

Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, API, and AI security solutions use AI-driven algorithms for precise, behavior-based, real-time protection against sophisticated web, application, and DDoS attacks, API abuse, business logic threats, and malicious bots. Radware delivers end-to-end API security, including discovery, posture management, testing, and runtime protection, along with advanced protection for AI agents and models. Enterprises and carriers worldwide rely on Radware to address evolving cyberthreats, protect their brands and business operations, and reduce costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook, LinkedIn, Radware Blog, X, and YouTube.

©2026 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Any forward-looking statements made herein that are not statements of historical fact, including statements about Radware’s plans, objectives, expectations, beliefs, projections, future financial performance, business strategies, market opportunities, and developments in our industry, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “target,” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”

Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global market and economic conditions; our dependence on independent distributors; disruptions in our supply chain, including shortages of components or manufacturing capacity; our reliance on a limited number of vendors; our ability to attract, train and retain qualified personnel; intense competition in the cybersecurity and application delivery markets; our ability to develop new solutions and enhance existing solutions; risks related to defects, vulnerabilities or failures in our products or services, including cybersecurity incidents affecting our systems or those of our customers; risks associated with the use of artificial intelligence technologies, including evolving regulatory frameworks, litigation exposure and reputational considerations; risks related to our information technology systems, including failures, disruptions or security breaches; outages, interruptions, or delays in hosting or cloud-based services; risks related to the interoperability of our products; risks associated with our global operations; and geopolitical risks, including instability in the Middle East and Israel.

These factors are not exhaustive. For a more detailed description of the risks and uncertainties affecting Radware, please refer to Radware’s Annual Report on Form 20-F and other reports filed with or furnished to the Securities and Exchange Commission (SEC) from time to time.

Forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, Radware undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements. Radware’s public filings are available from the SEC’s website at www.sec.gov or on Radware’s website at www.radware.com.

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CONTACTS

Investor Relations:

Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:

Gina Sorice, GinaSo@radware.com